THE ALGER FUNDS

360 Park Avenue South

New York, New York  10010

February 17, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn: Edward Bartz

Re:          The Alger Funds (File Nos.: 811-1355, 33-4959)

Registration Statement on Form N-1A

Ladies and Gentlemen:

On behalf of The Alger Funds (the “Trust”), I am responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on Post-Effective Amendment No. 70 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) filed on December 20, 2011 pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”).

Comments were provided by telephone to me by Edward Bartz of the Staff on February 1, 2012.  The Trust responded to those comments via correspondence on February 13, 2012.  Mr. Bartz indicated on February 16, 2012 that an additional representation was necessary in order to resolve a comment regarding Alger Health Sciences Fund’s fundamental policy regarding concentration.  The Staff’s comment and the Trust’s response, as noted in the February 13, 2012 letter, are included below:

“Investment Restrictions (page 11)

9.     Staff Comment:  Please clarify the section of investment restriction 7 applicable to Alger Health Sciences Fund’s concentration by changing the words “without limit” to “greater than 25%”.

Response:  As noted during  conversations with the Staff, Alger Health Sciences Fund’s prospectus requires that it generally invest “at least 80% of its net assets … in equity securities of companies … that are engaged in the health sciences sector.”  We confirm that Alger Health Sciences Fund is, in fact, following the guidance provided by the Staff, but on advice of counsel, in the absence of shareholder approval are hesitant to make the requested revision to the wording of the investment restriction, which is a fundamental policy.”

The Trust intends to ask its Board of Trustees to consider this change, and, if the Board  approves it, the Trust undertakes to include a revision of the fundamental policy regarding concentration the next time a matter is submitted to a vote of the shareholders of Alger Health Sciences Fund.

The Trust intends to file Post-Effective Amendment No. 71 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) on February 21, 2012 pursuant to Rule 485(b) under the Securities Act, specifying an effective date of February 28, 2012.  In addition to responding to the Staff’s comments, the Registration Statement will be filed to update the financial statements, performance and fee and expense information of the Trust’s portfolios, and will include certain non-material changes.

I represent that the filing does not include any disclosure that would render it ineligible to become effective pursuant to Rule 485(b) under the Securities Act.

Should members of the Staff have any questions or comments regarding the Amendment, they should call me at 212.806.8833 or lmoss@alger.com.

Very truly yours,

/s/ Lisa A. Moss
Lisa A. Moss

cc:  Hal Liebes, Esq.